UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 E. Hector Street

Conshohocken, PA 19428-2380

Quaker Chemical Corporation

Retirement Savings Plan

Table of Contents

Page Number
Report of Independent Registered Public Accounting Firm	1
Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Additional Information*

Schedule I – Schedule of Assets (Held at End of Year)	10

*     Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	11

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Quaker Chemical Corporation Retirement Savings Plan

Conshohocken, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
June 24, 2015

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
Assets
Investments, at fair value
Registered investment companies	$62,344,894	$51,336,714
Vanguard Retirement Savings Trust	10,987,944	12,550,578
Quaker Chemical Corporation Stock Fund	27,986,422	24,771,426
Vanguard Brokerage Option:
Common stock	1,212,370	959,706
Registered investment companies	142,591	94,881
Total investments, at fair value	102,674,221	89,713,305
Receivables:
Employer's contributions	145,258	109,323
Participant notes receivable	1,773,083	1,470,304
Total receivables	1,918,341	1,579,627

Total assets	104,592,562	91,292,932

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(327,253)	(340,277)

Net assets available for benefits	$104,265,309	$90,952,655

The accompanying notes are an integral part of the financial statements

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended
	December 31,
	2014	2013
Additions
Investment income:
Interest and dividend income, investments	$2,699,140	$1,923,558
Net increase in fair value of investments	6,881,843	15,669,341
	9,580,983	17,592,899

Interest income, participant notes receivable	64,295	60,011

Contributions:
Employer	2,588,065	2,090,990
Participant	3,948,252	3,396,591
	6,536,317	5,487,581

Other additions:
Plan merger assets transfer in	6,000,515	—
Total additions	22,182,110	23,140,491

Deductions:
Payment of benefits	8,869,456	3,515,858
Total deductions	8,869,456	3,515,858

Net increase	13,312,654	19,624,633

Net assets available for benefits:
Beginning of year	90,952,655	71,328,022
End of year	$104,265,309	$90,952,655

The accompanying notes are an integral part of the financial statements

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document provides a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of Quaker Chemical Corporation (the “Company”) and adopting affiliates (AC Products, Inc.  (“AC”), Epmar Corporation (“Epmar”), G.W. Smith & Sons, Inc. (“G.W. Smith”) and Summit Lubricants, Inc. (“Summit”)).  The Plan is administered by the Global Pension Committee, which is appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company and adopting affiliates are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement.

Plan Amendments

The Plan was amended effective January 1, 2014 to allow eligible employees of G.W. Smith and Summit to become participants in the Plan. Concurrent with the amendment, G.W. Smith and Summit became adopting affiliates.  The Plan was further amended to merge the G.W. Smith 401(k) Profit Sharing Plan and the Summit 401(k) Plan.  The mergers were effective as of January 1, 2014 and the transfers of assets into the Plan occurred in May of 2014.  G.W. Smith and Summit participants are not eligible for the Plan’s discretionary non-elective contribution.

As of January 1, 2014, participants who are subject to the collective bargaining agreement with UAW Local 174 became eligible for the non-elective nondiscretionary contribution, equal to 3% of the eligible participant’s compensation, to the extent the participants have completed one year of service.

The Plan was further amended effective January 1, 2014 to broaden the forms of after-tax rollover contributions accepted by the Plan to include any amounts in the participants G.W. Smith or Summit accounts that are attributable to rollover contributions.  Such amounts will be transferred to the participant’s Rollover Account under the Plan.

The Plan was amended effective January 1, 2013 to broaden the forms of rollover contributions to be accepted by the Plan; and effective May 21, 2013 to include certain provisions pertaining to employees hired by Quaker Chemical Corporation as a result of the Company’s acquisition of MacDermid, Inc.

Contributions

Participants may elect to contribute on a before-tax and/or after-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits.  At the discretion of the Global Pension Committee, the Plan matches 50% of each participant's contribution up to 6% of compensation.  No changes were made to the discretionary matching provision during 2014 or 2013.  In addition, the Plan provides for a non-elective nondiscretionary contribution on behalf of participants who have completed one year of service equal to 3% of the eligible participant's compensation.  All employer contributions may be allocated to the Company Stock Fund, at the sole discretion of the Global Pension Committee.  Participants may diversify the investment of Plan funds that are automatically invested in the Company Stock Fund.

The Company’s Board of Directors (and AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary non-elective contributions, which are allocated on the basis of eligible participants’ applicable compensation.  Upon completing one year of service, an eligible participant is eligible to receive discretionary non-elective contributions on the first day of the month coinciding with or next following the date on which the participant meets the one year of service requirement.  Epmar, G.W. Smith and Summit participants are not eligible for a discretionary non-elective contribution.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year are eligible to make catch-up contributions in accordance with, and subject to, the limitations of Internal Revenue Code Section 414(v).  No Company matching contributions are made with respect to catch-up contributions.

The Company makes its non-elective nondiscretionary contribution and a portion of its discretionary matching contribution in shares of Company common stock.  Non-cash contributions made by the Company were $1,999,217 and $1,614,353 in 2014 and 2013, respectively.

Participant Accounts

Each participant’s account is credited or deducted with the participant’s contribution and any applicable expenses and allocation of the Company’s contributions and any Plan earnings and losses.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements – Continued

Participant Notes Receivable

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance.  The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community (generally the prime rate), plus 1%.  The term of each participant loan generally may not exceed five years except for principal residence loans.  Interest rates on outstanding participant notes receivable at December 31, 2014 and 2013 ranged from 4.25% to 9.25% and 4.25% to 9.75%, respectively.  Principal and interest is paid ratably through periodic payroll deductions.  Loan application fees and annual maintenance fees on all outstanding loans are paid by the participant.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account.  In addition, a participant may elect to take an in-service distribution from their rollover account prior to reaching age 59 ½, and from all accounts upon reaching age 59 ½.  If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who are actively employed and who meet certain requirements may take a hardship withdrawal from their elective contributions.  Participants who receive a hardship withdrawal will not be eligible to make contributions for six months following the receipt of the hardship withdrawal.

Vesting

Upon entering the Plan, participants are fully vested in Company matching contributions, Company discretionary non-elective contributions, Company nondiscretionary non-elective contributions and employee deferrals plus actual earnings.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would remain 100% vested.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan invests in a trust which invests in fully benefit-responsive investment contracts.  Based on the Financial Accounting Standards Board’s (“FASB”) guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Administration of Plan Assets

The Plan’s assets are held by the Trustee of the Plan.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  Substantially all administrative expenses, including the Trustee’s and audit fees, are paid directly by the Company.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements – Continued

Investment Valuation and Income Recognition

The Plan’s investments are recorded at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee.  Refer to Note 5 – Fair Value Measures for further information.

Purchases and sales of investments are recorded on a trade-date basis. Net increase in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

Net investment returns reflect certain fees paid by the investment funds, which include costs for portfolio management, administrative and other services as described in each fund’s prospectus.  These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and are therefore not separately identified as Plan expenses.

Participant Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  No allowance for credit losses was recorded as of December 31, 2014 or December 31, 2013.  Delinquent notes receivable from participants are recorded as a benefit payment when the Plan Administrator deems the participant note receivable to be in default based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Due to levels of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 – VANGUARD RETIREMENT SAVINGS TRUST

The Vanguard Retirement Savings Trust (“VRST”) is composed of an investment in a trust which invests in fully benefit-responsive contracts.  Contract value, as reported by VRST, represents contributions made under the contract, plus earnings, less participant withdrawals.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The difference between fair value and contract value of the underlying investments is reflected over time through the crediting rate formula provided for in the master trust’s investment contracts.  The crediting interest rate is reset quarterly based on the performance of the underlying assets.  Certain events limit the Plan’s ability to transact at contract value, including: 1) Premature termination of the contracts by the Plan; 2) Plan termination; and 3) Bankruptcy of the Plan sponsor.  The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with Plan participants are probable of occurring.  Contract issuers may terminate and settle the contracts at other than contract value if there is a change in qualification status of a participant, sponsor or plan, a breach of material obligations under the contract and misrepresentation by the contract holder or failure of the underlying portfolio to conform to pre-established investment guidelines.

The Plan’s investment in the VRST is included in the Statements of Net Assets Available for Benefits at its fair value, which is adjusted to contract value on a separate adjustment line to derive net assets available for benefits.  There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The average yield earned by the VRST was 1.82% and 1.73% for the years ended December 31, 2014 and 2013, respectively, but the average yield that was earned by the VRST credited to the Trust’s participants was 1.81% and 1.71% for the years ended December 31, 2014 and 2013, respectively.

NOTE 5 – FAIR VALUE MEASURES

The Plan applies the guidance of the FASB regarding fair value measurements, which establishes a common definition for fair value.  Specifically, the guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The following is a brief description of those three levels:

•         Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•         Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•         Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements – Continued

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Registered Investment Companies

The shares of registered investment companies, which represent the Net Asset Values (“NAV”) of shares held by the Plan, are valued based on quoted market prices on an exchange in an active market and are classified as Level 1 investments.

Common Stock Fund

The common stock fund is comprised of investments in the Quaker Chemical Corporation Stock Fund, which is composed of shares of the Company and uninvested cash.  The shares of the Company are traded on an exchange in an active market and are classified as a Level 1 investment.

Common Stock

Common stock is valued based on quoted market prices on an exchange in an active market, and is classified as a Level 1 investment.

Common/Collective Trust

Investment in the Vanguard Retirement Savings Trust is valued based upon the quoted redemption NAV of units owned by the Plan at year end.  Units of the Trust are not available on an active exchange in an active market; however, the fair value is determined based on the underlying investments held in the Trust, and is classified as a Level 2 investment.  The NAV, as provided by the Trustee, is used to estimate the fair value of the underlying investments held by the fund less any obligations.  The common/collective trust is redeemed on a daily basis and does not have any redemption restrictions or unfunded commitments.

The valuation methodologies described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2014 and 2013.

As of December 31, 2014 and 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at December 31, 2014
	Total	Using Fair Value Hierarchy
Assets	Fair Value	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$23,525,072	$23,525,072	$—	$—
Mid capitalization registered investment companies	5,020,434	5,020,434	—	—
Small capitalization registered investment companies	2,844,479	2,844,479	—	—
Large capitalization international registered investment
companies	3,706,308	3,706,308	—	—
Fixed income registered investment companies	6,310,036	6,310,036	—	—
Balanced fund registered investment companies	21,003,899	21,003,899	—	—
Small capitalization common stock fund	27,986,422	27,986,422	—	—
Common stock	1,212,370	1,212,370	—	—
Money market fund registered investment companies	77,257	77,257	—	—
Common/collective trust	10,987,944	—	10,987,944	—
Total	$102,674,221	$91,686,277	$10,987,944	$—

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements – Continued

		Fair Value Measurements at December 31, 2013
	Total	Using Fair Value Hierarchy
Assets	Fair Value	Level 1	Level 2	Level 3
Large capitalization registered investment companies	$19,743,269	$19,743,269	$—	$—
Mid capitalization registered investment companies	3,895,147	3,895,147	—	—
Small capitalization registered investment companies	3,309,361	3,309,361	—	—
Large capitalization international registered investment
companies	3,399,912	3,399,912	—	—
Fixed income registered investment companies	5,158,818	5,158,818	—	—
Balanced fund registered investment companies	15,906,079	15,906,079	—	—
Small capitalization common stock fund	24,771,426	24,771,426	—	—
Common stock	959,706	959,706	—	—
Money market fund registered investment companies	19,009	19,009	—	—
Common/collective trust	12,550,578	—	12,550,578	—
Total	$89,713,305	$77,162,727	$12,550,578	$—

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as Trustee for Plan investments.  In addition, certain Plan assets are invested in shares of the Quaker Chemical Corporation Stock Fund.  Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.  Fees incurred by the Plan for investment management services are included in the net increase in the fair value of investments.

Participant notes receivable qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 7 - INVESTMENTS

As of December 31, 2014 and 2013, investments that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2014	2013
Vanguard 500 Index Fund Investor Shares	$15,224,842	$13,230,806
Vanguard Total Bond Market Index Fund Investor Shares	6,310,036	5,158,818
Vanguard Retirement Savings Trust	10,987,944	12,550,578
Quaker Chemical Corporation Stock Fund	27,986,422	24,771,426

The Plan’s investments, which include gains and losses on investments bought and sold as well as held during the year, increased in value as follows:

	For the Year Ended
	December 31,
	2014	2013
Registered investment companies	$2,020,228	$8,078,268
Common stock	4,861,615	7,591,073
	$6,881,843	$15,669,341

NOTE 8 – TAX STATUS

The Internal Revenue Service (“IRS”) informed the Company by letter dated September 27, 2012, that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).  The Plan has since been amended, however, the plan administrator continues to believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  The plan administrator has not identified any uncertain tax positions which would require adjustment to or disclosure in the Plan’s financial statements.  The IRS has the ability to examine the Plan’s tax return filings for all open tax years, which generally relate to the three prior years.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements – Continued

NOTE 9 – PLAN MERGER

In May 2014, the G.W. Smith 401(k) Profit Sharing Plan and the Summit 401(k) Plan were merged into the Plan.  The assets transferred into the Plan are included in the Statement of Changes in Net Assets as Other additions.  The assets transferred were as follows:

Assets
Transferred
Participant assets	$5,983,886
Participant loan accounts	16,629
Total assets transferred in	$6,000,515

NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Due to the difference in the required presentation between contract value and fair value for fully benefit-responsive investment contracts, net assets available for benefits and changes in net assets available for benefits on the accompanying financial statements are $327,253 less than the amounts reported on the Form 5500 as of and for the year ended December 31, 2014.

NOTE 11 – SUBSEQUENT EVENTS

The Company and the Plan have evaluated subsequent events through the date that these financial statements were issued, and there were no subsequent events which would require an adjustment or additional disclosure to the financial statements.

Schedule I

Quaker Chemical Corporation

Retirement Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2014

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value (a)
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$2,844,479
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	15,224,842
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	3,136,766
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	5,020,434
*	Vanguard International Growth Fund Investor Shares	Registered Investment Company	3,706,308
*	Vanguard Prime Money Market Fund	Registered Investment Company	11,109
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	1,209,311
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	1,514,531
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	3,192,565
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	3,651,026
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	2,166,760
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	1,558,343
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	1,127,388
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	697,741
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	695,932
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	237,233
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	18,525
*	Vanguard Target Retirement Income	Registered Investment Company	1,797,778
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	6,310,036
*	Vanguard U.S. Growth Fund Investor Shares	Registered Investment Company	4,101,738
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	4,122,049
*	Vanguard Brokerage Option	Vanguard Brokerage Option	1,354,961
*	Vanguard Retirement Savings Trust	Common/Collective Trust	10,987,944
*	Quaker Chemical Corporation	Common Stock Fund	27,986,422
*	Participant notes receivable	(4.25% to 9.25%)	1,773,083
			$104,447,304

*       Party in Interest

(a)     Cost is not required for participant directed investments

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan
June 24, 2015	By:	/s/ Margaret M. Loebl
Vice President, Chief Financial Officer and Treasurer